UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 4, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Names Art Russell Chief Financial Officer

LONDON, December 4, 2017 -- VivoPower International Plc (Nasdaq:VVPR) (“VivoPower”), a global solar power producer, today announced the appointment of Art Russell as Chief Financial Officer (“CFO”), effective immediately.

A Canadian and UK national, Mr. Russell is a Chartered Accountant (Canada and UK) with over 25 years’ global CFO experience in financial management, business performance improvement and turnarounds across a diverse range of industry sectors. Mr. Russell brings a wealth of experience in acquisitions and has been involved with a number of due diligence processes in the private equity sector.

Since relocating with his family to London in 2011, Mr. Russell has worked as CFO for the AVINCIS Group (acquired by Babcock International from KKR) and most recently as CFO for the APC Technology Group in a turnaround situation.

Carl Weatherley-White, Chief Executive Officer, said, “VivoPower is fortunate to attract a CFO with Art’s global experience and capabilities. He will strengthen our senior executive team and bring significant financial leadership to the company. Having Art lead the finance organization will be a tremendous asset as we continue to pursue rapid growth and execute on our business plans.”

About VivoPower

VivoPower is a global solar power producer and storage company that is developing, building and operating projects on a global basis in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long-term power purchase agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the construction and development of such solar PV projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s managements’ current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Julie-Anne Byrne

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 4, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer